[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 2.1

AGREEMENT

Technology Business Tax Certificate Transfer Program

This Agreement (hereinafter “Agreement”), made as of 10th, day of December 2018, by and between SCYNEXIS, Inc., (“Selling Company”), a company organized under the laws of the State of New Jersey, having its principal offices at 1 EVERTRUST PLAZA, 13th FLOOR, JERSEY CITY, NEW JERSEY 07302 and PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, (“Buying Company”), a company organized under the laws of the State of New Jersey, having its principal offices at 80 PARK PLAZA, P.O. BOX 570, NEWARK, NEW JERSEY 07102, the above entities being hereinafter referred to as the “Parties”.

WITNESSETH:

WHEREAS, in order for society to appreciate the anticipated potential rewards from emerging technology and biotechnology research, private industry must have access to sufficient financial resources to conduct research and transfer research discoveries into viable commercial products; and

WHEREAS, pursuant to P.L. 1997, c.334 as amended, the State of New Jersey created the New Jersey Emerging Technology and Biotechnology Financial Assistance Program (the “Program”) to provide additional funds to New or Expanding emerging Technology and Biotechnology Companies (as hereinafter defined) by allowing said companies with unused Net Operating Loss (NOL) Carryover and/or Unused Research and Development (R & D) Credits to surrender those tax benefits for use by other corporation business taxpayers in exchange for private financial assistance; and

WHEREAS, the Division of Taxation has established the amount of tax benefits that Selling Company can transfer over State Fiscal Year to be [*] (“Surrendered Tax Benefits”);

NOW, therefore, in consideration of the mutual promises and covenants made herein, the Parties agree as follows:

Article I

Section 1.01Definitions.

“Affiliate” means an entity that directly or indirectly controls, is under common control with, or is controlled by the Selling Company. Control exists in all cases in which the entity is a member of a controlled group of corporations as defined pursuant to Section 1563 of the Internal Revenue Code of 1986, as amended, 26 U.S.C. § 1563 or the entity is an organization in a group of organizations under common control as defined in Section 414(b) or (c) of the Internal Revenue Code of 1986, as amended, 26 U.S.C. § 414.

“Affiliated Business” means a taxpayer receiving the benefits for which the same entity directly or indirectly owns or controls 5% or more of the voting rights of any kind or 5% or more of the value of all classes of both the taxpayer and the corporation surrendering the benefits.

“Allowable Expenditures” means costs incurred in connection with the operation of the new or expanding emerging technology or biotechnology business in the State, including, but not limited to, the expenses of fixed assets, such as the construction, acquisition and development of real estate, materials, start-up, tenant fit-out, working capital, salaries, and research and development expenditures and any other expenses determined by the NJEDA to be necessary to carry out the purposes of the New Jersey Emerging Technology and Biotechnology Financial Assistance Program.

“Biotechnology” means the continually expanding body of fundamental knowledge about the functioning of biological systems from the macro level to the molecular and sub atomic levels, as well as novel products, services, technologies and sub-technologies developed as a result of insights gained from research advances which add to that body of fundamental knowledge.

“Biotechnology Business” or “Biotechnology Company” means an emerging corporation that has a headquarters or base of operations located in New Jersey that owns, has filed for, or has a license to use protected, proprietary intellectual property; and that is engaged in the research, development, production, or provision of Biotechnology for the purpose of developing or providing products or processes for specific commercial or public purposes, including but not limited to, medical, pharmaceutical, nutritional, and other health-related purposes, agricultural purposes, and environmental purposes.

“Certificate” means the certificate issued by the Division relating to the Unused NOL Carryover and/or Unused R & D Credits of the Selling Company.

“Date of Closing” means the date on which the Certificate is exchanged for private financial assistance.

“Division” means the Division of Taxation.

“Face Value” means the Surrendered Tax Benefit.

“Full-Time Employee” means a person, whose primary office is in New Jersey and who spends at least 80% of his or her time in New Jersey, employed by a New or Expanding emerging Technology or Biotechnology Company on a permanent or indefinite basis for consideration for at least 35 hours a week, or who renders any other standard of service generally accepted by custom or practice as full-time employment and whose wages are subject to withholding as provided in the ‘‘New Jersey Gross Income Tax Act,” N.J.S.A. 54A:1-1 et seq., or who is a partner of a New or Expanding emerging Technology or Biotechnology Company who works for the partnership for at least 35 hours a week, or who renders any other standard of service generally accepted by custom or practice as full-time employment, and whose distributive share of income, gain, loss, or deduction, or whose guaranteed payments, or any combination thereof, is subject to the payment of estimated taxes, as provided in the ‘‘New Jersey Gross Income Tax Act,” N.J.S.A. 54A:1-1 et seq., or who is employed under a formal written agreement with an institution of higher education whereby the institution’s students are employed by the technology or biotechnology company on a permanent basis within a single position and in compliance with all other requirements of this definition. To qualify as a “Full-Time Employee,” an employee shall also receive from the New or Expanding emerging Technology or Biotechnology Company health benefits under a group health plan as defined under section 14 of P.L.1997, c.146 (N.J.S.A. 17B:27-54), a health benefits plan as defined under section 1 of P.L.1992, c.162 (N.J.S.A. 17B:27A-17), or a policy or contract of health insurance covering more than one person issued pursuant to N.J.S.A. 17B:27-26 et seq. “Full-Time Employee” shall not include any person who works as an independent contractor or on a consulting basis for the New or Expanding emerging Technology.

“New or Expanding” means a Technology or Biotechnology Company that (1) on June 30 of the year in which the company files an application for surrender of unused but otherwise allowable tax benefits under P.L.1997, c.334 (N.J.S.A. 34:1B-7.42a) and on the Date of Closing, has fewer than 225 employees in the United States of America; (2) on June 30 of the year in which the company files such an application, has at least one Full-Time Employee working in this State if the company has been incorporated for less than three years, has at least five Full-Time Employees working in this State if the company has been incorporated for more than three years but less than five years, and has at least 10 Full-Time Employees working in this State if the company has been incorporated for more than five years; and (3) on the Date of Closing, the company has the requisite number of Full-Time Employees in New Jersey that were required on June 30 as set forth in part (2) of this definition.

“NJEDA” means the New Jersey Economic Development Authority, established pursuant to section 4 of P.L. 1974, c. 80 (C. 34:1B-4 et seq.), as amended and supplemented;

“Seller’s Closing Certificate” means the certificate signed by an authorized officer of the Selling Company dated the Date of Closing and satisfactory to the NJEDA that states, among other matters, that as of the date of the certificate (Date of Closing) the Selling Company is operating as a New or Expanding emerging Biotechnology or Technology Business and has no current intention to cease operating as a New or Expanding emerging Biotechnology or Technology Business. This certificate must be received by the NJEDA for the Certificate to be valid.

“Selling Business Application” or “Selling Company Application” means the application submitted on behalf of the Selling Business in order to participate in the Program for the applicable State Fiscal Year.

“State Fiscal Year” means for a particular year, the period of time which ends on June 30th of that year and begins on the previous July 1st.

“Technology Business” or “Technology Company” means an emerging corporation that has a headquarters or base of operations located in New Jersey, that owns, has filed or has a license to use protected, proprietary intellectual property whose primary business is the provision of a scientific process, product, or service and that employs some combination of the following: highly educated or trained managers and workers, or both, employed in New Jersey who use sophisticated scientific research service or production equipment, processes or knowledge to discover, develop, test, transfer or manufacture a product or service. Examples of fields of active engagement satisfying this definition include: the designing and developing of computing hardware and software; the research, development, production, or provisions of materials with engineered properties created through the company’s development of specialized processing and synthesis technology; and the research, development, production or provision of technology involving microelectronics, semiconductors, electronic equipment and instrumentation, radio frequency, microwave and millimeter electronics, and optical and optic-related electrical devices, or data and digital communications and imaging devices.

“Unused NOL Carryover” means Unused Net Operating Loss Carryover, pursuant to N.J.S.A. 54:10A-4 (k)(6)(B), of the Selling Company.

“Unused R & D Credits” means unused amounts of research and development tax credits, pursuant to N.J.S.A. 54:10A-5.24 (1)(b), of the Selling Company.

Article II

Section 2.01Compensation. Subject to the conditions set forth in Section 2.02 hereof, within 10 days of Selling Company’s notifying Buying Company that the NJEDA has received a Certificate from the Division, Buying Company agrees to purchase the Certificate for a purchase price in the aggregate amount of $6,731,826 for the transfer of tax benefits in the amount of the Surrendered Tax Benefit for the years and amounts more fully set forth in the Selling Business Tax Benefit Identification Form, attached.

Section 2.02Conditions to Purchase. Buying Company’s obligation to purchase is conditioned upon:

a)preliminary approval by NJEDA of Selling Company’s Application for transfer of tax benefits for private financial assistance;

b)approval by the NJEDA of this Agreement, the Buying Business Information Sheet, the Selling Business Tax Benefit Identification Form, the Private Financial Assistance Form and if the•Selling Company sold tax benefits in a prior year, a Spending Certification;

c)a final determination by the Division that the amount of the Certificate is equal to the Surrendered Tax Benefit as evidenced by issuance of the Certificate to the NJEDA;

d)the execution of the Seller’s Closing Certificate, in a form satisfactory to the NJEDA, and date as of the Date of Closing; and

e)the Selling Company named in this Agreement agrees not to sell any Certificate in connection with the Technology Business Tax Certificate Transfer Program to an Affiliated Business.

Section 2.03Conditions to Validity of Certificate. The Buying Company acknowledges that the Certificate shall not be valid, and the Buying Company shall not utilize the Certificate, unless and until the Buying Company provides or causes to be provided to NJEDA the following:

a)An original fully executed Seller’s Closing Certificate dated the Date of Closing;

b)A copy of the fully executed Certificate; and

c)A completed and executed NOL Employee Closing Certification Log dated the Date of Closing and showing the minimum number of Full-Time Employees required by the Technology Business Tax Certificate Transfer Program.

Article III

Section 3.01Covenants of the Selling Company. The Selling Company covenants:

a)it shall maintain a headquarters or a base of operations in the State during the five years following the Date of Closing.

b)the Selling Company shall expend the proceeds of this purchase for Allowable Expenditures. All construction is subject to the Authority’s prevailing wage and affirmative action requirements; regulations, forms, guidance documents are available at www.njeda.com/affirmativeaction.

c)if any representation made by Selling Company in this Agreement is willfully false or materially misleading or if Selling Company breaches the covenants set forth in Paragraph 3.01 a) and b) the transfer of tax benefits contemplated by this Agreement shall be null and void.

Section 3.02Covenants of the Buying Company. The Buying Company covenants:

a)it shall not assign, sell or transfer the Certificate to any Affiliated Business of Selling Company.

b)if any representation made by Buying Company in this Agreement is willfully false or materially misleading or if Buying Company breaches the covenant set forth in Paragraph 3.02(a), the transfer of tax benefits contemplated by this Agreement shall be null and void.

Section 3.03Representation by Selling Company.

a)The Selling Company represents to Buying Company, NJEDA and the Division that Selling Company is not an Affiliated Business of Buying Company.

b)the Selling Company represents that it is not in default on any State loan or loan guarantee.

Section 3.04Representation by Buying Company. The Buying Company represents to Selling Company, NJEDA and the Division that Buying Company is not an Affiliated Business of Selling Company.

Article IV

Section 4.01Non-Assignability. The Buying Company may not assign or transfer the Certificate in any manner.

Article V

Section 5.01Third Party Beneficiary. The NJEDA shall be a third party beneficiary to this Agreement, with the authority to enforce the provisions hereof and to declare a default hereunder.

Article VI

Section 6.01Default. The occurrence of one or more of the following events shall constitute an event of default:

a)failure by the Selling Company to comply with any covenant set forth under this Agreement.

b)A declaration of default under any existing or new financial assistance or incentive provided by the Authority to the Selling Company and/or any of its Affiliates.

Section 6.02Remedies upon Default. Upon the existence of any events of default, the Buying Party or the NJEDA, as third party beneficiary to this Agreement, may take any action legally available to it. Pursuant to N.J.A.C. 19:31-12.8, if the Selling Company fails to use the private financial assistance received for the surrender of tax benefits for Allowable Expenditures or fails to maintain a headquarters or a base of operation in the State during the five years following the Date of Closing, the Seller Company is subject to the recapture of up to the Face Value of the tax benefits.

Section 6.03Forbearance Not a Waiver. No act of forbearance or failure to insist on the prompt performance of the obligations pursuant to this Agreement, either expressed or implied, shall be construed as a waiver of any rights hereunder. In the event that any provision of this Agreement should be breached and the breach may thereafter be waived, such waiver shall be limited to the particular breach waived and shall not be deemed to waive any other breach.

Article VII

Section 7.01Indemnification. Selling Company covenants and agrees to indemnify and hold harmless the NJEDA and the State of New Jersey and their respective members, agents, officers, employees and servants from all losses, claims, damages, liabilities, and costs whatsoever (including all costs, expenses and reasonable counsel fees incurred in investigating and defending such losses and claims, etc.), brought by any person or entity, and caused by, related to, arising or purportedly arising out of, or from any loss, damage or injury resulting from the expenditure of the proceeds received pursuant to this Agreement or from the performance by the parties hereto of the obligations set forth herein. The provisions of this Paragraph shall survive termination of this Agreement.

Article VIII

Section 8.01Governing Law. This Agreement shall be governed by the laws of the State of New Jersey. Any and all claims made or to be made against the NJEDA based in tort law for damages shall be governed by and subject to the provisions of the New Jersey Tort Claims Act, N.J.S.A. 59:1-1 et seq. Any and all claims made or to be made against the NJEDA based in contract law for damages shall be governed by and subject to the provisions of the New Jersey Contractual Liability Act, N.J.S.A. 59:13-1 et seq.

Section 8.02Forum and Venue. All actions related to the matters which are the subject of this Agreement shall be forumed and venued in the court of competent jurisdiction in the County of Mercer, State of New Jersey.

Section 8.03Jury Waiver. Selling Company waives any right to trial by jury on any claim, demand, action or cause of action arising under this Agreement or the transactions related hereto, in each case whether sounding in contract or tort or otherwise. Selling Company agrees and consents that any such claim, demand, action or cause of action shall be decided by court trial without a jury, and that any party to this Agreement may file an original counterpart or a copy of this section with any court as written evidence of the consent of Selling Company to the waiver of its right to trial by jury. Selling Company acknowledges that it has had the opportunity to consult with counsel regarding this section, that it fully understands its terms, content and effect, and that it voluntarily and knowingly agrees to the terms of this section.

Section 8.04Entire Agreement. This Agreement, the Buying Business Information Sheet, the Selling Business Tax Benefit Identification Form, the Private Financial Form, the Seller’s Closing Certificate, the application forms of the Selling Company and any documents referred to herein, constitute the complete understanding of the Parties and merge and supersede any and all other discussions, agreements and understandings, oral or written, between the parties with respect to the subject matter of this Agreement.

Section 8.05Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid pursuant to applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provisions shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions of this Agreement, unless Buying Company shall in its sole and absolute discretion deem the invalidated provision essential to the accomplishment of the public purposes served by this Agreement, in which case Buying Company has the right to terminate this Agreement and all benefits provided to Selling Company hereunder upon the giving of sixty (60) days prior notice as set forth in Paragraph 8.05 hereof.

Section 8.06Notices. All notices, consents, demands, requests and other communications which may be or are required to be given pursuant to any term of this Agreement shall be in writing and shall be deemed duly given when personally delivered or sent by United States mail, registered or certified, return receipt requested, postage prepaid, to the addresses set forth hereunder or to such other address as each party to this Agreement may hereafter designate in a written notice to the other party transmitted in accordance with this provision.

Selling Company

Address: SCYNEXIS, Inc.

Marco Taglietti, CFO

Eric Francois, CFO

Jane Soong, Corporate Controller

1 Evertrust Plaza, 13th Floor

Jersey City, New Jersey 07302

Buying Company Address:

Public Service Enterprise Group Incorporated

80 Park Plaza, PO Box 570

Newark, New Jersey 07102

Attn: Steven Lapidus, Counsel - Tax Planning

Section 8.07Amendments or Modifications. This Agreement may only be amended or modified in a writing executed by both parties, for good cause shown. Such amendments or modifications shall become effective only upon execution of same by both parties and approval of the amendment or modification by the NJEDA and the Division.

Section 8.08Headings. Section headings contained in this Agreement are inserted for convenience only and shall not be deemed to be a part of this Agreement.

Section 8.09Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

Section 8.10This agreement may be executed and delivered by telecopier, e-mail, PDF or other facsimile transmission all with the same force and effect as if the same were a fully executed and delivered original manual counterpart.

Section 8.11Successors and Assigns. This Agreement shall be binding upon the successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers duly authorized as of the date and year first set forth above.

This Agreement letter may be executed and delivered by telecopier, email, PDF or other facsimile transmission of all with the same force and effect as if the same were a fully executed and delivered original manual counterpart.

WITNESS: By: /s/ Scott Sukenick NAME: Scott Sukenick TITLE: General Counsel	SELLING COMPANY: By: /s/ Eric Francois NAME: Eric Francois TITLE: Chief Financial Officer
WITNESS: By: /s/ Steven Lapidus NAME: Steven Lapidus TITLE: Counsel Tax Planning	BUYING COMPANY: By: /s/ Clifford Pardo NAME: Clifford Pardo TITLE: Assistant Controller - Tax